UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer))
LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror/Issuer))
LIBERTY CAPITAL SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
LIBERTY CAPITAL SERIES B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53071M302 (SERIES A COMMON STOCK)
53071M401 (SERIES B COMMON STOCK)
(CUSIP Number of Class of Securities)

Charles Y. Tanabe	Copy to:
Executive Vice President and Secretary
LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, address, and telephone numbers of person authorized to receive
notices and communications on behalf of filing persons)	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On February 28, 2007, Liberty Media Corporation (the “Company”) issued a press release in which it announced that it intends to purchase up to $1 billion of its Liberty Capital Series A and Series B common stock at a range of $105 to $113. The Company announced that the low end of that range represents a 1.2% premium and the high end represents a 9.0% premium to the Liberty Capital Series A closing share price on Tuesday, February 27, 2007. The shares of both series purchased in the tender offer will be acquired at the same price per share. The Company expects to launch the offer within the next week.
During the Company’s first quarter earnings conference call with investors and analysts on February 28, 2007 presentation slides were utilized and were posted on the Company’s website The following statements relating to the Company’s previously announced planned issuer tender offer were included in such presentation slides:
•	$1 billion self tender offers announced
References in this Schedule TO-C to the tender offer are for informational purposes only and do not constitute an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to stockholders on or about March 7, 2007. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by the Company with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, by calling toll free 1-888-628-1041. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.